SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APRIL TRAFFIC GROWS 10% TO 9.9M CUSTOMERS

LOAD FACTOR RISES 2% POINTS TO 93%

Ryanair, Europe's favourite airline, today (4 May) released April traffic statistics as follows:

• Traffic grew 10% to 9.9m customers.

• Load factor rose 2% points to 93%.

• Rolling annual traffic to April grew 17% to 107.4m customers.

	Apr 15	Apr 16	Change
Customers	9.0M	9.9M	+10%
Load Factor	91%	93%	+2%

Ryanair's Kenny Jacobs said:

"Ryanair's April traffic grew by 10% to 9.9m customers, while our load factor jumped 2% points to 93%. These record monthly numbers and load factors were delivered despite more ATC strikes in Belgium, France, Greece and Italy, as lower fares and the continuing success of our "Always Getting Better" customer experience programme continue to deliver even more great value for our customers.

Ryanair customers can look forward to more improvements, as we enter Year 3 of our "Always Getting Better" programme, which includes even lower fares, more new routes, new digital features and new cabin interiors, as Ryanair continues to deliver the lowest fares and the most on time flights in Europe."

ENDS

For further information
please contact:                                    Robin Kiely                               Joe Carmody
                                                               Ryanair Ltd                               Edelman Ireland
                                                               Tel: +353-1-9451949             Tel: +353-1-6789333
                       press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 May, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary